

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 23, 2007

Mr. Norman G. Knecht
Vice President, Finance & Chief Financial Officer
Compton Petroleum Corporation
Suite 3300, 425 – 1st Street, S.W.
Calgary, Alberta, Canada T2P 3L8

> **Re:**   **Compton Petroleum Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 001-32643**

Dear Mr. Knecht:

We have reviewed your Form 40-F for the fiscal year ended December 31, 2006, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2006

Exhibit 20.1 – Annual Information Form

Schedule A, Form 51-101F2, Report on Reserves Data by Independent Qualified
Reserves Evaluator or Auditor, page 40

1.   The reserve report from your independent qualified reserves evaluator indicates
       that the reserves were evaluated and audited as at December 31, 2005. However,
       this date does not coincide with the date when the detailed procedures are
       described as having been performed, that is, as at December 31, 2006, the current
       year being reported upon. Please resolve this inconsistency.

Exhibit 20.2 – Financial Statements

General

2.   Please paginate your financial statements included in all future filings.

Note 19 – Subsequent Events

3.   We note your disclosure stating that you entered into a transaction to sell "certain
       minor non-core properties," for net proceeds of C$45.9 million, effective as of
       December 31, 2006, which closed subsequent to year end. Tell us why you did
       not reclassify the corresponding assets and operations as a discontinued operation
       or assets held for sale in your U.S. GAAP presentation within Note 20, to comply
       with SFAS 144.

Exhibit 20.3 – Management's Discussion and Analysis, page 1

Results of Operations, page 1

4.   In your tabular presentation of Cash Flow from Operations and Net Earnings, we
       note that you use the term "Cash flow from operations," to describe the non-
       GAAP result which is shown in your Statements of Cash Flows, corresponding to
       your GAAP-based measure of operating cash flows adjusted to eliminate the
       effects of changes in working capital items. Additionally, on page 2, we note that
       you use the term "operating earnings," to describe the non-GAAP result of
       adjusting your GAAP-based measure of net earnings to eliminate the effects of
       various charges.

       Although you disclose that your non-GAAP measure of "cash flow from
       operations" represents net earnings before depletion and depreciation, future

income taxes, and other non-cash expenses, the detail in Note 17 suggests that you are effectively eliminating the effects of changes in working capital items, rendering your description imprecise. Further, although you describe your non-GAAP measure of "operating earnings" as a measure that adjusts net earnings for non-operating items that you regard as detracting from the comparability of your financial performance, we see that you are also adjusting for stock-based compensation, which is typically regarded as an operating item.

Given the foregoing, we do not find your labeling or descriptions of these measures to be representationally faithful or sufficiently informative to distinguish them from the GAAP-based measures which are commonly identified with the labels you have utilized. As a result, further disclosure is necessary to comply with General Instruction D(5) to Form 40-F. Please amend your filing either to re-label or recalculate the measures and correct the representations; or to include a cautionary note at the forepart of the document advising readers about the non-GAAP measures you have presented and described using GAAP terminology, also clarifying the true nature of the measures, and identifying the particular sections where such measures appear.

For example, it should be clear from your disclosures that once you adjust operating cash flow measures that have been determined in accordance with GAAP to eliminate the effects of changes in working capital accounts, you no longer have true measures of cash activity because you exclude the actual cash flows associated with decreases in working capital assets and liabilities (e.g. collecting receivables and paying expenses accrued); while including non-cash activity for increases in working capital assets and liabilities (e.g. sales to customers not yet collected and expenses accrued but not yet paid).

Contractual Obligations, page 11

5.   We note that you excluded bank borrowings and other senior debt from the contractual obligations table, stating that its omission is due to your "ability and the intention to extend the term of [y]our bank borrowings." However, as the table is designed to present all contractual obligations based on the classification utilized in the primary financial statements under Instruction 7 to General Instruction B(12) to Form 40-F, please revise your disclosure to include all contractual obligations, in order to fully comply with the requirements for this presentation.

Controls and Procedures, page 12

6.   We note that your conclusions regarding the evaluation of both disclosure
        controls and procedures and internal control over financial reporting limit the
        extent of management's evaluation to material items, specifically, stating they
        were effective "in all material respects." However, the requirements of General
        Instructions B(6)(b) and B(6)(c)(3) to Form 40-F do not permit the limitation of
        these evaluations.

        Additionally, your disclosure as to whether there were any changes in internal
        control was limited to the last fiscal quarter, rather than made for the annual
        period, as required by General Instruction B(6)(e) to Form 40-F. Please revise
        accordingly.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

·   staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl F. Hiller
Branch Chief